Nordic American Tankers Limited (NYSE: NAT) – Report as per June 30, 2026 – The direction of NAT is unquestionably upwards – rates & values are up

Thursday, August 27, 2026

TO SHAREHOLDERS AND INVESTORS,

In our report to you a short while ago, we described how Nordic American Tankers Ltd (NAT) fared this summer. Summary:

We succeeded in getting three of our NAT ships through the Hormuz strait, leaving the area. The three ships had been stuck in the Arabian Gulf since February 28th, 2026, when hostilities between Iran and the US began. Two of the ships are now trading internationally and one, built in 2003, has been sold at USD 26 million. Our Hormuz action was essential and solved a serious problem on our hands. NAT is in the best market that we have seen for decades. The vessels collect in the range of USD 60,000 – USD 90,000 a day in the spot market, sometimes even more. The major oil companies are our main customers. Operating costs are below USD 10,000/day, resulting in a substantial accumulation of cash, which now stands at USD 175 million. A month ago, a NAT ship was attacked in the Black Sea, but we managed to get away, and the vessel is out of danger. The safety of the crew is always our main concern. As a policy we ensure that banks do not influence our business. Presently, NAT has the financial partners A) Dallas based Beal Bank and B) Ocean Yield. Although we are only halfway through the year, 2026 promises to be the best year for NAT since it was first listed on the stock exchange in 1995.

HIGHLIGHTS:

1.	THE DIVIDEND FOR Q2 2026 IS 27 CENTS ($0.27) PER SHARE, UP FROM 22 CENTS IN THE PREVIOUS QUARTER. THIS IS THE 116TH CONSECUTIVE QUARTERLY CASH DIVIDEND SINCE NAT BECAME STOCK LISTED SEPTEMBER 15, 1996. DIVIDEND IS PAYABLE SEPTEMBER 24, 2026, TO SHAREHOLDERS ON RECORD AS OF SEPTEMBER 10, 2026.

2.	THE TIME CHARTER EQUIVALENT (TCE) FOR OUR SHIPS CAME IN AT $63,000 PER DAY PER SHIP DURING THE SECOND QUARTER. THIS COMPARES WITH

$47,600 PER DAY PER SHIP IN THE PREVIOUS QUARTER. THIRD QUARTER BOOKINGS CONTINUE THE STRONG TREND WITH ABOUT 75% OF OUR FLEET BOOKED AT ABOUT $54,000 PER DAY PER SHIP.

3.	THE NET RESULT FOR THE SECOND QUARTER 2026 WAS $68.3 MILLION COMPARED TO THE PREVIOUS QUARTER THAT PRODUCED A NET RESULT OF

$46.3 MILLION.

4.	GEOPOLITICAL UNCERTAINTY WE SEE NOW IS NOT A NEW FEATURE IN OUR BUSINESS. WE EXPECT THAT THIS UNCERTAINTY WILL CONTINUE. WE BELIEVE DEMAND FOR OUR SERVICES WILL CONTINUE TO BE STRONG. OVER THE LAST FIVE YEARS OUR VESSELS HAVE LOADED/DISCHARGED IN 68 COUNTRIES, PROVIDING US WITH SOME INSIGHT INTO GLOBAL AFFAIRS.

5.	THE TOP QUALITY OF THE NAT VESSELS IS REFLECTED IN THE VETTING PERFORMANCE (THE SCORE CARD) UNDERTAKEN BY THE MAJOR OIL COMPANIES. THEY LEASE ABOUT 50% OF OUR VESSELS. AS PER JUNE 30, 2026, THE NAT FLEET CONSIST OF 17 VESSELS. WE HAVE TWO SHIPS ON ORDER.

6.	THANKS TO CAREFUL VOYAGE PLANNING OF OUR VESSELS, EMISSIONS ARE REDUCED.

PROSPECTS FOR NAT ARE EXCELLENT.

Please see the enclosed comprehensive report for further information.

Sincerely, Herbjørn Hansson

founder, Chairman & CEO Nordic American Tankers Ltd

Our Fleet

As of June 30, 2026, our fleet consisted of 17 well maintained Suezmax tankers and two newbuildings on order for delivery in 2028.

Suezmax tankers are a versatile ship, offering a combination of economy of scale and flexibility in loading & discharging, with its cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and most of our ships are built in South Korea.

During the first quarter we entered into sales agreements for two ships, a 2003-built and a 2005-built tanker. The first vessel was delivered to the new owners during the second quarter and a gain on the sale is recorded in this report. The second vessel was delivered to the buyers at the beginning of the third quarter and the vessel is as such still listed as held for sale in this report. The delivery was delayed due to the vessel being trapped inside the Strait of Hormuz.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the second quarter of 2026

The second quarter of 2026 saw rates continuing the strong momentum from the previous quarter. The demand for our ships has continued very strong.

The second quarter 2026 produced a Net profit of $68.3 million or an EPS of $0.32. This includes a book profit on sale of assets of $21.3 million. It further includes Loss of Hire insurance recoveries. The previous quarter (1Q26) came in at a net profit of $46.3m or an EPS of $0.22, including a book profit on sale of assets of $14.4 million. The same quarter in the previous year 2Q2025 had a Net loss of -$0.9 million including a book profit from sale of assets of $7.1m.

The NAT result came in with an adjusted EBITDA of $67.6 million for 2Q 2026. The previous quarter (1Q26) came in at $54 million, and the same quarter last year (2Q25) produced a quarterly EBITDA of

$15.8 million. The adjusted EBITDA includes loss of hire insurance recoveries for three vessels unable to transit the Strait of Hormuz of $14.6 million.

The average time charter equivalent (TCE) for our fleet during the second quarter of 2026 came in at

$63,000 per day per vessel (including loss of hire insurance recoveries) versus $47,600 per day per ship in the first quarter of 2026. These numbers are on a discharge-to-discharge basis.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain non-GAAP financial measures, we refer to tables on pages 5 and 6 of this press release.

Financing

Our Net Debt (total liabilities, less current assets) stood at $215.8 million, which averages $12.7 million per ship across our 17 vessels, as of June 30, 2026.

The details of our two financing arrangements are as follows;

1)	The $150 million five-year Senior Secured Credit agreement with CLMG/Beal Bank dated 6th February 2025 had a total outstanding balance of $139 million as of June 30, 2026, including current portion of the debt. The loan is secured in 7 of our suezmax tankers.

2)	The 8 vessels financed through Ocean Yield had as of June 30, 2026, a total outstanding balance of $270.7 million, including current portion of the debt.

As of June 30, 2026, the current portion of long-term debt was $35.4 million net of transaction costs.

$28 million was related to the Ocean Yield financing and $7.4 million was related to the Beal/CLMG financing.

We have not utilized any ATM offerings in 2026.

For the second quarter of 2026 a cash dividend of 27 cent ($0.27) per share has been declared. This is our 116th consecutive quarterly dividend declaration.

Payment of the dividend will be on September 24, 2026, to shareholders of record on September 10, 2026.

World Economy and the Tanker Market

We continue to see high demand for oil and oil transportation, especially for emerging economies that continue to have energy consumption per capita that is significantly lower than that of OECD-countries. The magnitude of geopolitical events affecting the global energy chain is unprecedented and we do not see this going away anytime soon. This is also creating additional demand for energy and transportation work. Should the Strait of Hormuz open fully, more oil volume should become available and allow for re-stocking of depleted international oil stocks and expansion of strategic oil stocks from countries who have learned a hard lesson from the Strait of Hormuz closure. This should continue to keep demand for transportation of oil strong and is good for the NAT fleet. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 633 vessels as of early August 2026.

The orderbook for new suezmax tankers at the same date stood at 209 vessels. This is an uptick from May this year and the orderbook in percentage of the existing world fleet of conventional Suezmax tankers now stands at 33%. Still, this is a balanced orderbook compared to the age structure of the fleet. 200 new vessels will be delivered into the world fleet between now and the end of 2029. Until the end of 2029 there are 207 conventional suezmax tankers that will turn 20 years of age, or older. A large portion of the oldest part of the world fleet is involved in sanctioned trade, and their future is highly dependent on the same geopolitical developments as mentioned above.

The world suezmax fleet will see 15 new vessels added to the world fleet for the remainder of 2026, 55 in 2027, 70 in 2028, 60 in 2029 and 9 newbuild orders are booked for 2030. These are high annual delivery numbers based on historic capacity at the shipyards. Depending on ordering activity from other ship segments, the risk of slippage to these delivery numbers could increase.

It is anticipated that the tanker markets will continue to be strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 17 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended					Six Months Ended
	Jun. 30, 2026		Mar. 31, 2026		Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Amounts in USD '000

Net Voyage Revenue	79,300		77,513		40,153	156,813	78,098
Other Income	14,641	**	1,806	*	0	16,447	0

Vessel Operating Expenses	(15,734)		(15,876)		(18,375)	(31,610)	(34,878)
Depreciation Expenses	(12,836)		(14,000)		(14,969)	(26,836)	(28,215)
General and Administrative Expenses	(9,568)		(9,279)		(6,375)	(18,847)	(13,223)
Gain on Disposal of Vessels	21,288		14,449		7,117	35,737	16,621
Operating Expenses	(16,850)		(24,706)		(32,602)	(41,556)	(59,695)
Net Operating Income	77,091		54,613		7,551	131,704	18,403

Interest Income	167		427		400	594	889
Interest Expense	(7,928)		(8,597)		(9,239)	(16,525)	(16,598)
Other Financial Income (Expenses)	(995)		(152)		436	(1,147)	700
Total Other Expenses	(8,756)		(8,322)		(8,403)	(17,078)	(15,009)
Net Income (Loss)	68,335		46,291		(852)	114,626	3,394
Basic and Diluted Earnings (Loss) per Share	0.32		0.22		(0.00)	0.54	0.02
Weighted Average Number of Common Shares Outstanding	211,750,663		211,750,663		211,750,663	211,750,663	211,750,663
Common Shares Outstanding	211,750,663		211,750,663		211,750,663	211,750,663	211,750,663

* Insurance proceeds related to prior-period asset event, presented as Other Income
** Insurance proceeds related to Loss of Hire Insurance Recoveries, presented as Other Income

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Jun. 30, 2026	Dec. 31, 2025
Amounts in USD '000

Cash and Cash Equivalents	133,294	45,863
Accounts Receivable, Net	21,809	19,039
Prepaid Expenses	16,297	8,401
Inventory	15,138	19,930
Voyages in Progress	18,811	17,566
Other Current Assets	5,886	4,053
Vessels Held For Sale	12,845	36,016
Total Current Assets	224,080	150,868
Vessels, Net	690,625	748,207
Other Non-Current Assets	2,793	3,089
Total Non-Current Assets	693,418	751,296
Total Assets	917,498	902,164

Accounts Payable	3,565	2,528
Accrued Voyage Expenses	17,425	15,242
Other Current Liabilities	12,040	14,246
Current Portion of Long Term Debt	35,404	35,404
Total Current liabilities	68,434	67,420
Long-Term Debt	371,162	388,740
Other Non-Current Liabilities	278	483
Total Non-current Liabilities	371,440	389,223
Shareholders' Equity	477,624	445,521
Total Liabilities and Shareholders' Equity	917,498	902,164

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Voyage Revenue	104,687	106,462	66,728	211,149	131,518
Voyage Expense	(25,387)	(28,949)	(26,575)	(54,336)	(53,421)
Net Voyage Revenue (1)	79,300	77,513	40,153	156,813	78,097

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025	Dec. 31, 2025
Net Income (Loss)	68,335	46,291	(852)	12,271
Interest Expense (Income), net	7,762	8,170	8,839	35,752
Depreciation Expense	12,836	14,000	14,969	57,735
EBITDA (2)	88,933	68,461	22,956	105,758
(Gain) on Disposal of Vessel	(21,288)	(14,449)	(7,117)	(16,621)
ADJUSTED EBITDA	67,645	54,012	15,839	89,137

Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.
Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Six Months Ended	Twelve Months Ended

	Jun 30, 2026	Dec. 31, 2025
Amounts in USD '000

Net Cash Provided by Operating Activities	98,559	19,824

Investment in Vessels	10	(134,450)
Proceeds from Sale of Vessels	89,332	46,751
Net Cash Provided By (Used In) Investing Activities	89,342	(87,699)

Proceeds from Borrowing Facility	0	190,659
Repayments of Vessel Financing	(14,204)	(26,227)
Repayment of Borrowing Facility	(3,750)	(8,225)
Transaction Costs Borrowing Facilities	0	(2,514)
Dividends Distributed	(82,583)	(84,700)
Net Cash Provided By (Used In) Financing Activities	(100,537)	68,993

Net Increase in Cash and Cash Equivalents	87,364	1,118
Effect of exchange rate changes on Cash	67	361
Cash and Cash Equivalents at Beginning of Period	45,863	44,384
Cash and Cash Equivalents at End of Period	133,294	45,863

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71
Web-site: www.nat.bm